SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For the month of January, 2017

CHINA PETROLEUM & CHEMICAL CORPORATION
22 Chaoyangmen North Street,
Chaoyang District, Beijing, 100728
People's Republic of China
Tel: (8610) 59960114

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F  ✓          Form 40-F _____

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
Yes ____               No ✓
(If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________. )
N/A

This Form 6-K consists of:

A voluntary announcement in relation to the operational statistics for 2016 of China Petroleum & Chemical Corporation (the “Registrant”), made by the Registrant on January 23,  2017.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibilities for the contents of this notice, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this notice.

CHINA PETROLEUM & CHEMICAL CORPORATION
(a joint stock limited company incorporated in the People’s Republic of China with limited liability)
(Stock Code: 0386)

Voluntary Announcement in relation to the Operational Statistics for 2016

This is an announcement voluntarily made by China Petroleum & Chemical Corporation (the “Company”) in connection with certain matters relating to the operational statistics of the Company for 2016.
The Board of Directors of the Company (the “Board”) and all members of the Board warrant that there are no false representations, misleading statements or material omissions contained in this announcement and severally and  jointly accept full responsibility for the authenticity, accuracy and completeness of the information contained herein.

China Petroleum & Chemical Corporation Operational Statistics for 2016

Production	Unit	2016	2015	Change %
Oil and gas	mmboe	431.28	471.91	(8.61)
Crude Oil	mmbbls	303.50	349.47	(13.15)
China	mmbbls	253.15	296.34	(14.57)
Overseas	mmbbls	50.35	53.13	(5.23)
Natural Gas*	bcf	766.14	734.79	4.27

Refinery Throughput**	Million tonnes	235.53	236.49	(0.41)
Gasoline	Million tonnes	56.36	53.98	4.41
Diesel	Million tonnes	67.34	70.05	(3.87)
Kerosene incl. Jet Fuel	Million tonnes	25.47	24.35	4.60
Light Chemical Feedstock	Million tonnes	38.54	38.81	(0.70)

Production	Unit	2016	2015	Change %
Ethylene	Thousand tonnes	11,059	11,118	(0.53)
Synthetic Resins	Thousand tonnes	15,201	15,065	0.90
Synthetic Fibers	Thousand tonnes	1,242	1,282	(3.12)
Synthetic	Thousand tonnes	857	843	1.66

Total Domestic Sales Volume of Refined Oil Products	Million tonnes	172.70	171.37	0.78
Retail	Million tonnes	120.14	119.03	0.93
Direct sales & Distribution	Million tonnes	52.55	52.34	0.40

Conversion ratio:

* 1 cubic meter = 35.31 cubic feet
** 1 tonne = 7.35 barrels

Note: The above table includes 100% of the production from domestic JVs.

Important Notice: The operational statistics for 2016 in this announcement are not audited and may be different from the audited operational data. The Company will release its audited operational data in its annual report for 2016, which shall prevail, if such differences aforementioned exist. Investors are advised to exercise caution when dealing in the shares of the Company.

By Order of the Board
China Petroleum & Chemical Corporation
Huang Wensheng
Vice President and Secretary to the Board of Directors

Beijing, the PRC,
23 January 2017

As at the date of this announcement, directors of Sinopec Corp. are: directors of Sinopec Corp. are: Wang Yupu*, Dai Houliang#, Wang Zhigang#, Zhang Haichao#, Jiao Fangzheng#, Ma Yongsheng#, Jiang Xiaoming+, Andrew Y. Yan+, Tang Min+ and Fan Gang+.

# Executive Director
* Non-executive Director
+ Independent Non-executive Director

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Petroleum & Chemical Corporation

By: /s/ Huang Wensheng

Name: Huang Wensheng

Title: Vice President and Secretary to the Board of Directors

Date: January 23, 2017